June 1, 2009

Via Federal Express and Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010
Attention:  H. Roger Schwall, Assistant Director

Re:	SMF Energy Corporation
Form S-3 Filed March 31, 2009
File No. 333-158328

Dear Mr. Schwall:

On behalf of SMF Energy Corporation (the “Company”), set forth below are the responses of the Company to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 24, 2009, regarding the above referenced filing.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to those comments in sequence.

Form S-3 Filed March 31, 2009

1.
We note that you are seeking to register the sale of up to 1,515,212 shares of your common stock by selling stockholders and the sale of up to 10,000,000 shares by the company. We note that your public float is less than $75 million, and that 12,996,056 shares of your outstanding common stock were held by non-affiliates on March 26, 2009. With regard to the amount of shares to be sold by the company as a primary offering, please review the Transaction Requirements set forth in General Instruction I.B to Form S-3, especially I.B.1 (Primary Offerings by Certain Registrants) and I.B.6 (Limited Primary Offerings by Certain Other Registrants) and explain to us why you believe that you are eligible to register a primary offering on Form S-3.

S. Lee Terry, Jr.  •  303 892 7484  •  lee.terry@dgslaw.com

Mr. H. Roger Schwall
June 1, 2009

Response:  The Company is registering a limited primary offering under Transaction Requirement I.B.6 to Form S-3.  The Company acknowledges that under this requirement it may not sell more than one-third of the aggregate market value of the voting and non-voting common equity held by its non-affiliates during a 12 month period immediately prior to, and including, any sale.  Although the Company is registering 10,000,000 shares of common stock for future sales, it intends to sell these shares from time to time and it acknowledges that, in order for the sale of shares of common stock to be covered by this Form S-3 registration statement, in no event may such sales be in excess of one-third of the aggregate market value of the voting and non-voting common equity held by its non-affiliates during a 12 month period.

Selling Stockholders, page 10

2.
Your table of selling stockholders includes the names of several entities that are not natural persons. For each of these entities, please revise the disclosure to identify the natural persons who have voting or investment control with regard to the shares held by these entities. You may do this by adding footnotes to the table of selling stockholders.

Response:  Updated language has been added in the footnotes of the selling stockholder table identifying the natural persons who have voting or investment control with regard to the shares held by entities.

Mr. H. Roger Schwall
June 1, 2009

Also attached to this letter is an Acknowledgement from the Company’s Chief Executive Officer and President, on behalf of the Company, which contains the required representations.

Please feel free to call the Company’s President, Richard E. Gathright, at (954) 308-4175 or the undersigned at (303) 892-7484 if you have any questions concerning the Company’s responses.

Sincerely,

/s/ S. Lee Terry, Jr.

S. Lee Terry, Jr.
for
Davis Graham & Stubbs LLP

Enclosures

cc:	Richard Gathright
Norman Gholson